

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 27, 2007

Via U.S. Mail and Facsimile

Mr. Richard R. Schreiber, Interim President
Chief Consolidated Mining Company
15988 Silver Pass Road
P.O. Box 51
Eureka, Utah 84628

      Re: **Chief Consolidated Mining Company**
                Amendment to Schedule 14A
                Filed September 5, 2007
                File No. 1-01761

                Form 10-KSB/A-1 for the period ended December 31, 2005
                Filed September 5, 2007
                File No. 1-01761

                Form 10-QSB/A-1 for the period ended September 30, 2006
                Filed September 10, 2007
                File No. 1-01761

Dear Mr. Schreiber:

      We have reviewed your response letter and the amended filings, and we have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment to Schedule 14A filed September 5, 2007

General

1.   Please discuss the anti-takeover effect, if any, of proposals 2(a) through 2(g) and of proposal 3.

2.   We note your disclosure on page 19 indicating you are providing along with the proxy statement a copy of your Form 10-KSB covering the year ended December 31, 2006, even though you have not yet filed this report. Please comply with your reporting obligations.

Voting Rights, Shares Outstanding and Votes Per Share

3.   Please disclose the number of shares of common stock and convertible common stock held by Dimeling, Schreiber & Park Reorganization Fund II, LP.

Notice of Special Meeting of Stockholders

4.   Please revise item 2 to separately identify the matters to be acted upon.

Executive Compensation, page 7

Outstanding Equity Awards at Fiscal-Year End Table, page 7

5.   Please disclose when Messrs. Richard R. Schreiber and Steven G. Park were awarded the options underlying the securities identified in the table.

6.   Please disclose in a footnote the vesting dates of the options.

Legal Proceedings, page 9

7.   We note disclosure in the Form 10-KSB for the period ended December 31, 2005, on page F-18 indicating that your former Chief Executive Officer filed a suit against the company in April 2007. If material, please briefly discuss the nature of the lawsuit and any developments since the filing of the lawsuit.

Proposal 2(a), page 14

8.   We note your response to prior comment 18. Notwithstanding that you will not need the *additional* 50 million shares to effect the conversion of the note, please

disclose *any* current plans to issue common stock, including upon conversion of the convertible debentures.

Proposal 2(b), page 14

9.   We note your response to prior comment 17. In your discussion of the proposal to reduce the par value of the common stock, disclose that approval of this specific proposal is needed prior to conversion of the convertible debentures. Disclose whether you have issued and outstanding, or have any plans to issue, any other securities that are not currently issuable or convertible because the current par value is $0.50.

Proposal 3, page 16

10.   You state that if the amendments to the Articles of Incorporation are not approved, the debentures will become immediately due and payable. Disclose the aggregate amount due and payable, including any accrued interest to date.

Documents Included with this Proxy Amendment, page 19

11.   In your response to prior comment 7, you indicated that you intended to comply with Item 13(a) of Schedule 14A by including a copy of your annual report on Form 10-KSB. If you intend to incorporate by reference the information therein, please note that Item 13(b)(2) allows for incorporation of information contained in an annual report or a *previously-filed* statement or report. If you intend to incorporate by reference your annual report, Note D.4. to Schedule 14A requires that such report be filed in electronic format with the proxy statement. Please revise accordingly.

Form 10-KSB/A for Fiscal Year Ended December 31, 2005

12.   Please include an explanatory paragraph at the forepart of your amended filing to briefly explain the reasons you are filing the amendment, with reference to the specific locations within the filing where further details are presented.

13.   We have read your response to prior comment 25 in which you indicate that you are endeavoring to file all annual and interim periodic reports covering the periods 2002 through June 30, 2006 to satisfy your reporting requirements under Section 13(a) of the Exchange Act. Since you are also delinquent in filing periodic reports covering subsequent periods, please also file these reports as soon as possible.

Note 9 – Asset Retirement Obligations

Environmental Protection Agency Settlement, page F-14

14. We have read your response to prior comment 27 in which you indicate that you have amended your filings to record the EPA settlement obligation at its undiscounted face value in accordance with SFAS 5 and SOP 96-1. However, your disclosure with respect to the EPA settlement remains in your footnote under the heading 'Asset Retirement Obligations.' Please amend your filing to move this disclosure to another more appropriate footnote, such as Commitments and Contingencies.

Engineering Comments

15. We have read your response to comment 38, from our letter dated February 26, 2007, regarding your status as an exploration stage enterprise. Although you indicate that you have reserves and that your programs are not exploratory in nature, we understand that you have not yet completed a feasibility study that would satisfy all of the reserve criteria. Absent a reserve declaration, the appropriate characterization of your company would be exploration stage, as defined in paragraph 4 of Industry Guide 7.

In this guidance, you will see that exploration stage companies are those which are engaged in the search for and evaluations of mineral deposits, and are not developing or producing established reserves. Therefore, until you have established proven or probable reserves, you should disclose within your filing that you are an exploration stage company, that there is no assurance that a commercially viable mineral deposit exists on any of your properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

Please also note that Instruction 3 to paragraph (b) (5) of Industry Guide 7 generally precludes disclosing estimates other than proven or probable reserves. We believe that prior to declaring reserves, you would need to have supporting documentation commonly associated with a "final" or "bankable" feasibility study. This would generally include utilizing the historic three-year average price of the commodity to be mined for your economic analysis; and obtaining the necessary permits and authorizations from all governing authorities. Please revise your filing accordingly.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding the accounting comments on the Schedule 14A. Direct your questions regarding the engineering comments to George Schuler, Mining Engineer, at (202) 551-3718. Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: T. Towner
       J. Gallagher
       G. Schuler
       A. N. Parker
       C. Moncada-Terry